UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of
July 2011

Fibria Celulose S.A.

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☑    Form 40-F   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

Yes   ☐    No   ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

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(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

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(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-________.)

PROTOCOL AND JUSTIFICATION OF THE MERGER OF MUCURI AGROFLORESTAL S.A. INTO FIBRIA CELULOSE S.A.

By this private instrument and as permitted by law,

ON ONE SIDE:

1.           FIBRIA CELULOSE S.A., a publicly held company, headquartered in the City and State of São Paulo at Alameda Santos, no. 1.357, 6th floor, CEP 01419-908, inscribed with the Registro de Empresas under NIRE 35.300.022.807 and with the CNPJ/MF under n.º 60.643.228/0001-21 (hereinafter referred to as FIBRIA or the MERGING COMPANY), in this act as represented by its Officers Marcelo Strufaldi Castelli, Brazilian, married, mechanical engineer, bearer of ID card R.G. n.º 11.778.104-6 SSP-SP, enrolled with the CPF/MF under no. 057.846.538-81, and Francisco Fernandes Campos Valério, Brazilian, married, engineer, bearer of ID card R.G. n.º 634832 SSI-SC, enrolled with the CPF/MF under no. 065.280.319-91, both resident and domiciled in the City and State of São Paulo, with business address at Alameda Santos, n.º 1357, 6th floor, CEP 01419-908.

AND, ON THE OTHER SIDE:

2.           MUCURI AGROFLORESTAL S.A., a corporation (sociedade anônima), headquartered in the City of Aracruz in the State of Espírito Santo, at Rodovia Aracruz x Barra do riacho, km 25, no no., part, CEP 29197-900, inscribed with the Registro de Empresas under NIRE 32.300.002.871 and with the CNPJ/MF under no. 28.163.251/0001-06, under amendment of its corporate type to a limited liability company, as per the corporate act duly registered under the Trade Board of the State of Espírito Santo (hereinafter referred to as MUCURI or the MERGED COMPANY), in this act as represented by its Officers Marcelo Strufaldi Castelli, Brazilian, married, mechanical engineer, bearer of ID card R.G. n.º 11.778.104-6 SSP-SP, enrolled with the CPF/MF under no. 057.846.538-81, and Francisco Fernandes Campos Valério, Brazilian, married, engineer, bearer of ID card R.G. n.º 634832 SSI-SC, enrolled with the CPF/MF under no. 065.280.319-91, both resident and domiciled in the City and State of São Paulo, with business address at Alameda Santos, n.º 1357, 6th floor, CEP 01419-908.

WHEREAS:

(I) MUCURI is going to be amended into a limited liability company and the respective corporate act is under register before the Trade Board of the State of Espírito Santo;

(II) on the date of FIBRIA’s Extraordinary Shareholders’ Meeting to be called in order to vote about the terms and conditions of this document, MUCURI will be a wholly owned subsidiary of FIBRIA;

(III) the merger of MUCURI into FIBRIA will bring considerable administrative and economic benefits to both companies and the joining of forces and assets will permit improved exploitation of the resources of the companies involved and prospects of expanding the corporate business;

they sign this PROTOCOL AND JUSTIFICATION OF THE MERGER OF MUCURI AGROFLORESTAL S.A. INTO FIBRIA CELULOSE S.A. (the “Protocol and Justification”), under the terms of Law no. 6.404 of December 15, 1976 (the “Brazilian Corporations Law”), as well as CVM Instruction 319/99, to consubstantiate the terms and conditions of the intended merger, as follows:

Objectives and Benefits of the Merger

    1.           FIBRIA’s Board of Officers, after detailed joint studies with MUCURI’s management, in seeking to reorganize the activities of these companies, resolved to prepare, for the purpose of submitting for the consideration of the Shareholders’ General Meeting, this Protocol and Justification.

    2.           The Board of Officers deems it convenient, for administrative and economic reasons, for FIBRIA to absorb MUCURI’s activities.  The proposed merger would extinguish MUCURI, and FIBRIA would succeed it for all purposes under the law.

    3.           The proposed merger will propitiate rationalizing the activities of these companies that form part of the same group, permitting the restructuring of their administration and activities, with significant cost reductions.

Reasons and purpose of the Merger

    4.           Considering that, on the date of FIBRIA’s Extraordinary Shareholders’ Meeting to be called in order to vote about MUCURI’s merger, MUCURI will be a FIBRIA’s wholly owned subsidiary, FIBRIA is not presenting (a) the appraisals referred in article 264 of Law no. 6.404/76; (b) the audited financial statements; and (c) the filing of relevant fact as required by Law no. 6.404/76 and CVM Instruction no. 319/99, once (i) there is no MUCURI minority shareholder and no shares’ exchange ratio; and (ii) that the merger will be executed without FIBRIA’s corporate capital increase. Finally, there will be no Relevant Fact mentioned in CVM’s Instruction no. 319. However, FIBRIA, as requested by CVM’s Instruction no. 358/2002 shall disclosure the transaction herein described, specially as per paragraph 4 of its article 3rd, and also in accordance with article 2nd of CVM’s Instruction no. 319.

    5.           The merging company’s Board of Officers proposed MUCURI’s merger, ad referendum the Shareholders’ Meeting and also to hire an expert to evaluate MUCURI’s net worth book value by preparing a special report in this regard as per item 11 bellow.

    6.           MUCURI will be merged into FIBRIA, such that FIBRIA will receive all of its net assets, assuming its assets and liabilities and succeeding it in all its rights and obligations under the law.  The balances of the credit and debit accounts that constitute the assets and liabilities of the MERGED COMPANY, will pass to the corresponding accounts on the books of the MERGING COMPANY, subject to any necessary adjustments. The MERGED COMPANY will cease to exist under the law.

    7.           All quotas, representing MUCURI’s corporate capital will be extinguished, as per article 226, paragraph 1st, of the Brazilian Corporate Law, being the MERGED COMPANY shall be extinguished as well.

    8.           As MUCURI is a wholly owned subsidiary of the MERGING COMPANY, there are no withdrawal rights to be observed.

    9.           On a meeting held on July 4th, 2001 FIBRIA’s Fiscal Council analyzed this merger terms and conditions and in accordance with article 163, II of The Brazilian Corporate Law and issued its favorable opinion.

The assessment of MUCURI’s net assets

    10.           The assessment of MUCURI’s net assets was carried out, pursuant to the law, by the expert assessors BAKER TILLY BRASIL – ES AUDITORES INDEPENDENTES, a civil company established in the City of Vitória, at Av. Nossa Senhora da Penha, nº 520, Praia do Canto, registered with the Conselho Regional de Contabilidade do Estado do Espírito Santo under no CRC 2ES000289/O-5, enrolled with the Cadastro Nacional de Pessoa Jurídica do Ministério da Fazenda under no 27.243.377/0001-28, with its corporate charter registered with the Cartório de Registro Civil das Pessoas Físicas e Jurídicas of Vitória, Espírito Santo on May 28, 1975 under nº 3.074, as last amended on September 22, 2009 under nº 43.295 Livro A 01, which was previously contracted by FIBRIA’s management, ad referendum of the Shareholders’ General Meeting, and which attributed to MUCURI’s net assets the book value of R$ 76,174,562.22 (seventy six million, one hundred and seventy four thousand, five hundred and sixty two reais and twenty two centavos), according to the Assessment Report annexed hereto in the form of Annex 10(a).

    11.           The merger will be processed at the value of the MERGED COMPANY’s net assets, as calculated in an expert report, based on the Balance Sheet of June 30, 2011, in accordance with the book values in the records of the MERGED COMPANY, on that same date.

The MERGING COMPANYS’s increase capital’s absence

    12.           As the total corporate capital of the MERGED COMPANY will be held by the MERGING COMPANY there will be no FIBRIA’s capital increase and the caput of article 5th of its By-Laws shall remain the same.

    13.           As a consequence of this merger, the portion of FIBRIA’s investment account corresponding to its participation in MUCURI will be replaced by MUCURI’s net assets as transferred in the transaction.

Assets’ variation

    14.           Any changes in assets verified after the closing of the Balance Sheet prepared on June 30, 2011 will not be computed in the assessment, and the parties agree that any such changes will be deemed to be results of the MERGING COMPANY.

    15.           It is proposed that MUCURI’s merger has its effects suspended up to July 31st, 2011, date in which the parties’ results shall be calculated.

General provisions

    16.           The merger, purpose of this Protocol and Justification, shall be submitted to FIBRIA’s Shareholders’ General Meeting and MUCURI’s Partners’ Meeting.

    17.           The Merging Company’s management will disclosure the MUCURI’s assessment report, at book value, in the addresses mentioned on item 24 bellow.

    18.           The expert assessors stated that: (i) they have no direct or indirect interest in any Parties or in the merger; (ii) there are no current or potential situations that could be interpreted as conflict of interests between the Parties and its controlled shareholders; and (iii) FIBRIA’s controlled shareholders and the Parties’ administrators had not limited or impeded nor had executed any acts that had or could have comprised the access, use or acknowledge of information, as well as documents necessary to the experts to prepared the referred report.

    19.           The Merging Company’s management shall take all necessary acts to execute this merger and will pay for all costs related to this mergers’ execution.

    20.           In accordance with the law, the Merging Company’s management is liable for filing the Merged Company’s fiscal books and documents after the merger.

    21.           The costs related to this merger is estimated in the amount of R$90,000.00 (ninety thousand reais), including publication expenses, auditors, lawyers and other technical hired to advise this transaction.

    22.           The current headquarters of MUCURI at Aracruz in the State of Espírito Santo, at Rodovia Aracruz x Barra do riacho, km 25, s/n.º, parte, CEP 29197-900, enrolled with the CNPJ/MF under no. 28.163.251/0001-06 will pass on to be operated by the branch of the MERGING COMPANY located at the same address and inscribed with the CNPJ/MF under n.º 60.643.228/0471-95.

    23.           The present instrument is firm and irreversible.

    24.           Copies of the documents mentioned on this Protocol and Justification are available at FIBRIA’s headquarters, in the City of São Paulo, State of São Paulo, at Alameda Santos, no. 1357, 6th floor, and at the Company’s website (www.fibria.com.br/ri), the Brazilian Exchange and Securities Commission’s website (www.cvm.gov.br) and on the São Paulo Stock Exchange BM&FBovespa (www.bmfbovespa.com.br).

AND, IT BEING SO AGREED AND CONTRACTED, the parties sign 6 (six) copies of this instrument, each of equal form and substance, in the presence of two witnesses.

São Paulo, July 4th, 2011.

FIBRIA CELULOSE S.A.
Marcelo Strufaldi Castelli	Francisco Fernandes Campos Valério

MUCURI AGROFLORESTAL S.A.

FIBRIA CELULOSE S.A.
Marcelo Strufaldi Castelli	Francisco Fernandes Campos Valério

Witnesses:

1. _________________________________	2. _________________________________
Name:	Name:
ID nº	ID nº

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fibria Celulose S.A.

Date: July 14, 2011	By:	/s/ Joao Elek
	Name:	Joao Elek
	Title:	CFO and IRO